EXHIBIT 12.0

MATTEL, INC. AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	For the Six Months Ended June 30, 2007		For the Year Ended December 31,
(Unaudited; in thousands, except ratios)			2006		2005		2004		2003		2002
Earnings Available for Fixed Charges:
Income from continuing operations before income taxes and cumulative effect of changes in accounting principles	$52,103		$683,756		$652,049		$696,254		$740,854		$621,497
Add: Minority interest losses (income) in consolidated subsidiaries	(98)		271		142		(93)		345		126
Add:
Interest expense	28,615		79,853		76,490		77,764		80,577		113,897
Appropriate portion of rents (a)	12,593		25,724		20,475		18,831		16,627		16,615

Earnings available for fixed charges	$93,213		$789,604		$749,156		$792,756		$838,403		$752,135

Fixed Charges:
Interest expense	$28,615		$79,853		$76,490		$77,764		$80,577		$113,897
Capitalized interest	—		—		—		—		—		43
Appropriate portion of rents (a)	12,593		25,724		20,475		18,831		16,627		16,615

Fixed charges	$41,208		$105,577		$96,965		$96,595		$97,204		$130,555

Ratio of earnings to fixed charges	2.26	X	7.48	X	7.73	X	8.21	X	8.63	X	5.76	X

(a)	Portion of rental expenses which is deemed representative of an interest factor, which is one-third of total rental expense.